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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT RULD 13d-2(a)
                                (AMENDMENT NO. )

                             Corrpro Companies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    220317101
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 2, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 220317101                                                                               PAGE 2 OF 9 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                   (b) [ ]
3          SEC USE ONLY

4          SOURCE OF FUNDS

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                       [  ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

               OHIO

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           150,000

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                    9     SOLE DISPOSITIVE POWER

                EACH                            150,000

              REPORTING                  10     SHARED DISPOSITIVE POWER

               PERSON

                WITH

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           150,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.9%

   14      TYPE OF REPORTING PERSON*
           OO
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                                  SCHEDULE 13D

CUSIP NO. 220317101                                                                               PAGE 3 OF 9 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD M. OSBORNE TRUST

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                   (b) [ ]
3          SEC USE ONLY

4          SOURCE OF FUNDS

           OO, PF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                       [  ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                OHIO

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           385,000

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                    9     SOLE DISPOSITIVE POWER

                EACH                            385,000

              REPORTING                  10     SHARED DISPOSITIVE POWER

               PERSON

                WITH

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           385,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                               [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.9%

   14      TYPE OF REPORTING PERSON*
           OO
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CUSIP NO. 220317101

         This original Statement on Schedule 13D is filed on behalf of the following: (i) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company; and (ii) the Richard M. Osborne Trust, an Ohio trust, for the purpose of reporting acquisitions of shares of common stock, without par value, of Corrpro Companies, Inc., an Ohio corporation.

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of common stock, without par value (the "Shares"), of Corrpro Companies, Inc., an Ohio corporation ("Corrpro"), which has its principal executive offices at 1090 Enterprise Drive, Medina, Ohio 44256.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and the Richard M. Osborne Trust, an Ohio Trust (the "Trust"), for the purpose of reporting acquisitions of Shares of Corrpro. Richard M. Osborne is the sole manager of the Fund and the sole trustee of the Trust.

         (b) The address of the Fund and the Trust, and the business address of Mr. Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. The Trust was established by Mr. Osborne for estate planning purposes. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (d) Negative with respect to the Fund, the Trust and Mr. Osborne.

         (e) Negative with respect to the Fund, the Trust and Mr. Osborne.

         (f) The Fund is a limited liability company organized under the laws of the State of Ohio. The Trust is a trust organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $225,000 (excluding commissions) with margin debt from First Union Securities, Inc. ("First Union"). The Shares reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $565,950 (excluding commissions) with a combination of personal funds contributed by Mr. Osborne and margin debt from First Union.

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CUSIP NO. 220317101

       Interest on the First Union margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, First Union has a lien on certain of the Shares reported herein as having been acquired by the Fund and the Trust. A copy of the agreements setting forth the terms of the Fund's and the Trust's First Union margin debt is attached hereto as Exhibit 7.1 and Exhibit 7.2, respectively.

Item 4.       PURPOSE OF TRANSACTION.

       The Fund and the Trust purchased the Shares to acquire a minority interest in Corrpro for the purpose of investment. Depending on market conditions, developments with respect to Corrpro's business and other factors, the Fund and the Trust reserve the right to dispose of or acquire additional Shares.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither the Fund, the Trust nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Corrpro;

       (ii) the sale or transfer of a material amount of assets of Corrpro;

       (iii) a change in the present board of directors or management of Corrpro;

       (iv) a material change in the present capitalization or dividend policy of Corrpro;

       (v) a material change in the business or corporate structure of Corrpro;

       (vi) a change to the Articles of Incorporation or Code of Regulations of Corrpro or an impediment to the acquisition of control of Corrpro by any person;

       (vii) the delisting from the New York Stock Exchange of the Shares;

       (viii) a class of equity securities of Corrpro becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (ix)  any action similar to any of those enumerated in (i) through
(viii) above.

       Mr. Osborne, the Fund and the Trust reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate



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CUSIP NO. 220317101

plans and proposals that may result in the occurrence of an event set forth in
(i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) According to the most recently available filing with the Securities and Exchange Commission by Corrpro, there are 7,823,768 Shares outstanding.

       The Fund beneficially owns 150,000 Shares, or approximately 1.9% of the outstanding Shares. The Trust beneficially owns 385,000 Shares, or 4.9% of the outstanding Shares. As sole Manager of the Fund and sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all 535,000 Shares held by the Fund and the Trust, or 6.8% of the outstanding Shares.

       (b) Mr. Osborne, as sole Manager of the Fund and sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund and the Trust.

       (c) During the past 60 days, the Fund purchased 150,000 Shares in open market transactions as set forth below:

                                                        Approximate Per
                                                          Share Price
     Date              Number of Shares             (Excluding Commissions)
     -----             ----------------             -----------------------
     5/2/01                 150,000                          $1.50

       During the past 60 days, the Trust purchased 385,000 Shares in open market transactions as set forth below:

                                                    Approximate Per
                                                      Share Price
         Date               Number of Shares       (Excluding Commissions)
         -----              ----------------       -----------------------
        4/12/01                10,000                  $1.30
        4/20/01                10,000                  $1.25
        4/24/01                62,000                  $1.30
        4/24/01                 5,000                  $1.29
        4/25/01                50,000                  $1.38
        4/26/01               125,000                  $1.55
        4/27/01               123,000                  $1.55



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CUSIP NO. 220317101

       (d)  Not Applicable.

       (e)  Not Applicable.


Item 6.        Contracts, Arrangements, Understandings or Relationships With
               -------------------------------------------------------------
               Respect To Securities of the Issuer.
               -----------------------------------

       Not Applicable.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

       Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor- in-interest to First Union) from Turkey Vulture Fund XIII, Ltd.

       Exhibit 7.2 General Account Agreement Letter to Everen Securities, Inc. (predecessor-in- interest to First Union) from the Richard M. Osborne Trust

       Exhibit 7.3         Joint Filing Agreement

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CUSIP NO. 220317101

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 10, 2001                        TURKEY VULTURE FUND XIII, LTD.


                                           By:   /s/ Richard M. Osborne
                                              -------------------------
                                                Richard M. Osborne, Manager


                                           RICHARD M. OSBORNE TRUST


                                           By:   /s/ Richard M. Osborne
                                              -------------------------
                                                Richard M. Osborne, Trustee




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CUSIP NO. 220317101

                                        Exhibit Index

         Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor- in-interest to First Union) from Turkey Vulture Fund XIII, Ltd.

         Exhibit 7.2 General Account Agreement Letter to Everen Securities, Inc. (predecessor-in- interest to First Union) from the Richard M. Osborne Trust

         Exhibit 7.3       Joint Filing Agreement


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